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                         [FREESHOP.COM, INC. LETTERHEAD]

                                 March 3, 2000

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

          Re: FreeShop.com, Inc.
              Registration Statement on Form S-1 (No. 333-30006)


Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), FreeShop.com, Inc. ("FreeShop") hereby respectfully requests withdrawal of its above referenced registration statement. FreeShop believes that a public offering at this time under current market conditions would not be in its shareholders' best interest. FreeShop has not made any offers or sales of its common stock pursuant to its registration statement.

     If you have any questions please feel free to call me at (206) 441-9100.

                                     Very truly yours,

                                     FreeShop.com, Inc.




                                     /s/ TIMOTHY C. CHOATE
                                     -------------------------------------
                                     Timothy C. Choate
                                     President and Chief Executive Officer